Exhibit K(3)

June 25, 2015

The Cushing MLP Infrastructure Master Fund
8117 Preston Road, Suite 440
Dallas, Texas 75225

Ladies and Gentlemen:

This letter agreement (the “Agreement”) confirms the contractual fee waiver and expense reimbursement agreement by Cushing Asset Management, LP (the “Adviser”) with respect to The Cushing MLP Infrastructure Master Fund (the “Master Fund”) and each feeder fund listed on Appendix A hereto (as amended from time to time) that invests all or substantially all of its investable assets in the Master Fund (each a “Feeder Fund” and, together with the Master Fund, each a “Fund” ).

The Adviser will waive a portion of the management fee and/or reimburse the Master Fund and/or any Feeder Fund for certain operating expenses so that the annual expenses (exclusive of any taxes, brokerage commissions, expenses incurred in connection with any merger or reorganization (other than the conversion of this Fund to a master/feeder structure), acquired fund fees and expenses, extraordinary expenses such as litigation, or any distribution and/or service fees payable by any Feeder Fund) of the Master Fund and any Feeder Fund do not exceed 1.50% of the Master Fund’s or such Feeder Fund’s Managed Assets. Amounts waived or reimbursed by the Adviser are not subject to recoupment.

This Agreement shall become effective upon the conversion of The Cushing MLP Infrastructure Fund I to a master/feeder structure and shall continue for a 12-month term ending July 1, 2016. In addition, this Agreement will terminate with respect to a Fund automatically in the event of the termination of the investment management agreement between such Fund and the Adviser. Prior to the termination date of this Agreement, this Agreement may be modified, waived or terminated only with the consent of the Board of Trustees of the Funds.

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware for contracts to be performed entirely therein without reference to choice of law principles thereof and in accordance with the applicable provisions of the Investment Company Act of 1940.

Very truly yours,

CUSHING ASSET MANAGEMENT, LP

By: Swank Capital, LLC, its general partner

/s/ Jerry V. Swank
Name:	Jerry V. Swank
Title:	Managing Partner

Accepted and Agreed on behalf of the Funds:

By:	/s/ Daniel L. Spears
	Name:	Daniel L. Spears
	Title:	President

8117 Preston Road, Suite 440, Dallas, TX 75225 (214) 692-6334 (phone) • 214 219-2353 (fax) www.swankcapital.com•info@swankcapital.com

Appendix A

Feeder Funds

The Cushing MLP Infrastructure Fund I

8117 Preston Road, Suite 440, Dallas, TX 75225 (214) 692-6334 (phone) • 214 219-2353 (fax) www.swankcapital.com•info@swankcapital.com